Exhibit 99.1

100 University Avenue, 8th floor
Date: November 22, 2018	Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AMERICAS SILVER CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	November 30, 2018
Record Date for Voting (if applicable) :	November 30, 2018
Beneficial Ownership Determination Date :	November 30, 2018
Meeting Date :	January 09, 2019
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	03063L705	CA03063L7051

Sincerely,

Computershare
Agent for AMERICAS SILVER CORPORATION